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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•         In 4Q16, Embraer delivered 32 commercial and 43 executive (25 light and 18 large) jets. The Company ended 2016 with 108 total commercial aircraft deliveries and 117 executive (73 light and 44 large) jet deliveries, both meeting their respective Guidance for 2016;

•         Revenues in 4Q16 reached US$ 2,027.8 million and in 2016 were US$ 6,217.5 million, slightly above the Company’s 2016 Revenue Guidance range of US$ 5.8 to US$ 6.2 billion;

•         EBIT and EBITDAmargins were 13.6% and 18.7%, respectively, in 4Q16, and for fiscal year 2016 the EBIT and EBITDA margins were 3.3% and 8.6%, respectively.

•         During 4Q16 and 2016, the Company had several non-recurring items related to the Republic Airways bankruptcy, the voluntary dismissal program, and finalization of the FCPA investigation. Excluding these non-recurring items, adjusted EBIT and EBITDA margins in 4Q16 were 12.1% and 17.2%, respectively. For 2016 adjusted EBIT and EBITDA margins were 8.0% and 13.3%, respectively. Adjusted EBIT and EBITDA margins met their Guidance of 7.0% to 8.0% and 12.7% to 13.5% for 2016, respectively;

•         Free Cash Flow adjusted for non-recurring cash impacts was positive in 4Q16, at US$ 285.0 million, while 2016 Adjusted Free Cash Flow was negative, at US$ (359.2) million. Adjusted Free Cash Flow met the Company’s guidance for usage of US$ (400) million or better for 2016;

•         4Q16 Net income attributable to Embraer Shareholders and Earnings per ADS were US$ 195.2 million and US$ 1.06 per ADS (US$ 209.1 million and US$ 1.14 per ADS excluding deferred tax and non-recurring items). In 2016 Net income attributable to Embraer Shareholders and Earnings per ADS were US$ 166.1 million and US$ 0.90 per ADS (US$ 290.5 million and US$ 1.58 per ADS excluding items);

•         Embraer releases 2017 Guidance for total revenues of US$ 5.7 to US$ 6.1 billion, driven by expected deliveries of 97 to 102 jets in Commercial Aviation and 105 to 125 total jet deliveries in Executive Jets. Consolidated EBIT margin is expected to be within a range of 8.0% to 9.0%, and Guidance for Free Cash Flow is for a usage of US$ (150) million or better for 2017. Further Guidance details are on page 10.

Main financial indicators [2]

in millions of U.S dollars, except % and earnings per share data
IFRS	(1)	(1)	(1)	(2)	(2)
	3Q16	4Q15	4Q16	2015	2016
Revenue	1,514.3	2,074.4	2,027.8	5,928.1	6,217.5
EBIT	(28.9)	65.3	276.6	331.5	206.0
EBIT Margin %	-1.9%	3.1%	13.6%	5.6%	3.3%
Adjusted EBIT	94.7	166.2	246.1	432.4	499.1
Adjusted EBIT Margin %	6.3%	8.0%	12.1%	7.3%	8.0%
EBITDA	54.3	150.7	378.5	614.5	536.1
EBITDA Margin %	3.6%	7.3%	18.7%	10.4%	8.6%
Adjusted EBTIDA	177.9	251.6	348.0	715.4	829.2
Adjusted EBTIDA Margin %	11.7%	12.1%	17.2%	12.1%	13.3%
Adjusted Net Income [2]	38.9	29.7	209.1	272.0	290.5
Net income (loss) attributable to Embraer Shareholders	(33.7)	111.2	195.2	69.2	166.1
Earnings (losses) per share - ADS basic (US$)	(0.1848)	0.6091	1.0634	0.3787	0.9032
Net Cash (debt)	(652.7)	7.2	(574.7)	7.2	(574.7)
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

1 EBIT and EBITDA are non-GAAP measures. For more detailed information please refer to page 12.

2Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ (148.1) million in 4Q15, US$ 26.4 million in 4Q16 and US$ (146.5) million in 2016. Adjusted Net Income also excludes the after-tax non-recurring items of US$ (66.6) million in 4Q15 and 2015, and total net non-recurring items of US$ 12.5 million in 4Q16 and US$ (270.9) million in 2016.

1

São José dos Campos, March 9, 2017 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2015 (4Q15), September 30, 2016 (3Q16) and December 31, 2016 (4Q16), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES and gross margin

During 4Q16, Embraer delivered 32 commercial and 43 executive aircraft (25 light jets and 18 large jets), for a total of 108 commercial and 117 executive aircraft (73 light jets and 44 large jets) delivered in 2016. This compares with a total of 33 commercial and 45 executive aircraft (25 light jets and 20 large jets) delivered in 4Q15 and 101 commercial and 120 executive aircraft (82 light jets and 38 large jets) delivered in 2015. Total revenues in 4Q16 declined 2.2% to US$ 2,027.8 million, largely driven by a slight decrease in aircraft deliveries. For the year, revenues increased 4.9% to US$ 6,217.5 million, driven by a combination of higher deliveries of commercial jets during the year and revenue growth of 15.0% in the Defense & Security segment.

Consolidated gross margin increased from 16.9% in 4Q15 to 20.1% in 4Q16, largely due to a combination of improved profitability in the Executive Jets segment on production efficiencies and a slightly more favorable delivery mix in the quarter, as well as better gross margin in the Defense & Security segment, which did not have negative cost base revisions from foreign exchange variation in 4Q16. The Company’s 2016 gross margin was also higher at 19.9% versus gross margin of 18.7% in 2015.

EBIT

EBIT and EBIT margin in 4Q16 were US$ 276.6 million and 13.6%, respectively, rising from the US$ 65.3 million in EBIT and 3.1% EBIT margin reported in 4Q15. For the full year, EBIT in 2016 was US$ 206.0 million as compared to US$ 331.5 million in 2015, yielding as reported EBIT margins of 3.3% and 5.6%, respectively.

The reported quarterly and annual results include several non-recurring items that impacted operating results in both the current and year-ago periods. Regarding the quarterly results comparison, 4Q16 operating income included a net positive impact of US$ 30.5 million, comprised of: 1) a positive impact of US$ 52.2 million related to favorable developments in ongoing negotiations with Republic Airways Holdings (Republic) following its Chapter 11 filing in February 2016; 2) a net US$ 0.8 million provision reversal relating to the Company’s voluntary dismissal program; and 3) a negative impact of US$ 22.5 million related to taxes on remittances executed for payments following the finalization of the FCPA investigation. The 4Q15 operating results included non-recurring provisions totaling US$ 100.9 million following the filing of Chapter 11 by Republic. Excluding these non-recurring items, 4Q16 Adjusted EBIT and EBIT margin were US$ 246.1 million and 12.1%, respectively. This compares to 4Q15 Adjusted EBIT of US$166.2 million and Adjusted EBIT margin of 8.0%.

Full-year 2016 results also included several non-recurring items in addition to those recognized in 4Q16 mentioned above, which were booked in 2Q16 and 3Q16. They include a total of US$205.5 million in charges related to the finalization of the investigation into non-compliance with the U.S. FCPA (recognized in 2Q16 and 3Q16), and US$ 118.1 million (recognized in 3Q16) of provisions for benefits to be paid related to the Company’s voluntary dismissal program. Excluding the US$ 293.1 total of net non-recurring items in 2016, Adjusted EBIT was US$ 499.1 million and Adjusted EBIT margin was 8.0%, both meeting the Company’s 2016 Guidance for Adjusted EBIT of US$ 405 to US$ 500 million and Adjusted EBIT margin of 7.0 – 8.0%. Adjusted EBIT and EBIT margin for 2015 were US$ 432.4 million and 7.3%, respectively.

2

in millions of U.S.dollars
ADJUSTED EBIT RECONCILIATION	(1)	(2)	(1)	(1)	(1)	(1)	(2)
	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016
Operating profit (loss) before financial income (EBIT)	65.3	331.5	85.7	(127.4)	(28.9)	276.6	206.0
Provision for voluntary redundancy scheme	-	-	-	-	118.1	(0.8)	117.3
Impact of Penalty Provision	-	-	-	200.0	5.5	22.5	228.0
Provisions for financial guarantees related to Republic	100.9	100.9	-	-	-	(52.2)	(52.2)
Adjusted EBIT	166.2	432.4	85.7	72.6	94.7	246.1	499.1
Adjusted EBIT Margin %	8.0%	7.3%	6.5%	5.3%	6.3%	12.1%	8.0%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

Administrative expenses for 4Q16 were US$ 44.0 million, down from the US$ 49.6 million reported in 4Q15, and for fiscal year 2016 administrative expenses were US$ 164.3 million compared to US$ 182.0 million in 2015. Selling expenses of US$ 81.4 million in 4Q16 were lower than the US$ 96.9 million of expenses in 4Q15, and were slightly up in fiscal year 2016 at US$ 368.6 million versus US$ 361.6 million in 2015. The declines in administrative and selling expenses reflect Embraer’s recently announced cost reduction program, particularly in 4Q16, despite a less favorable average US dollar to Brazilian Real exchange rate in the period.

4Q16 research expenses of US$ 18.8 million were above the US$ 14.9 million recognized in 4Q15, largely due to the lower average exchange rate of the US dollar versus the Brazilian Real in 4Q16. In 2016, total research expenses were US$ 47.6 million, as compared to US$ 41.7 million in 2015, and were in line with the Company’s Guidance of US$ 50 million in research expenses for 2016.

Other operating income (expense), net contained several non-recurring items in both the quarterly and annual results, as described above. Excluding these non-recurring items of a total net positive impact of US$ 30.5 million in 4Q16 and a total net negative impact of US$ 100.9 million in 4Q15, adjusted other operating income (expense), net in 4Q16 was an expense of US$ 16.8 million, as compared to expense of US$ 21.8 million in 4Q15. For the full year, excluding non-recurring items of a total net negative impact of US$ 293.1 million in 2016 and a total net negative impact of US$ 100.9 million in 2015, adjusted other operating income (expense), net was an expense of US$ 156.9 million in 2016 vs. an expense of US$ 93.3 million in 2015. The principal drivers of this increase were impairments on our portfolio of used commercial aircraft, taxes related to remittances, and expenses related to the closure of our Chinese subsidiary Harbin Aircraft Industry Co., Ltd.

net income

Net income attributable to Embraer Shareholders and Earnings per ADS for 4Q16 were US$ 195.2 million and US$ 1.06 per basic share, respectively, bringing total 2016 Net Income attributable to Embraer Shareholders and Earnings per ADS to US$ 166.1 million and US$ 0.90 per basic share, respectively.

Adjusted net income, excluding deferred income tax and social contribution and excluding the total after-tax impacts of the non-recurring items described above, was US$ 209.1 million in 4Q16 as compared to US$ 29.7 million in 4Q15. For the full year, adjusted net income excluding deferred income tax and social contribution and excluding the total after-tax impacts of the aforementioned non-recurring items, was US$ 290.5 million in 2016 and US$ 272.0 million in 2015. Adjusted earnings per ADS excluding these items was US$ 1.14 in 4Q16 (versus US$ 0.16 in 4Q15) and US$ 1.58 in 2016 (versus US$ 1.49 in 2015).

monetary balance sheet accounts and other measures

Embraer ended 2016 with a net debt position of US$ 574.7 million, which was an improvement from the US$ 652.7 million net debt position at the end of 3Q16, while in 2015 the Company ended the year with a net cash position of US$ 7.2 million. Lower Free cash flow generation in 2016 as compared to 2015 was the principal reason for the Company’s change to a net debt position by the end of the period.

3

in millions of U.S.dollars
FINANCIAL POSITION DATA	(2)	(1)	(2)
	2015	3Q16	2016
Cash and cash equivalents	2,165.5	1,455.5	1,241.5
Financial investments	1,372.2	1,714.9	1,943.7
Total cash position	3,537.7	3,170.4	3,185.2
Loans short-term	219.4	498.5	510.3
Loans long-term	3,311.1	3,324.6	3,249.6
Total loans position	3,530.5	3,823.1	3,759.9
Net Cash (debt)*	7.2	(652.7)	(574.7)
* Net Cash (debt) = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long-term
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

During 2016, the Company had negative adjusted Free cash flow (excluding non-recurring net cash outflows of US$ 248.2 million related to the FCPA finalization, voluntary dismissal program, and Chapter 11 negotiations with Republic) of US$ (359.2) million compared to positive Free cash flow of US$ 215.4 million in 2015. This is largely as a consequence of lower adjusted net cash generated by operating activities (net of the financial investments adjustment and adjusted for non-recurring cash impacts) of US$ 535.4 million in 2016 compared to the US$ 932.9 million generated during 2015, as well as higher investments in PP&E and intangible assets in 2016. The principal drivers of the lower operating cash flow in 2016 were increases in inventories and declines in advances from customers and accounts payable, somewhat offset by a lower accounts receivable balance in 2016 compared to that of 2015.

in millions of U.S.dollars
IFRS	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016
Net cash generated (used) by operating activities (1)	879.0	932.9	(14.2)	(183.2)	235.3	249.3	287.2
Adjustment for non-recurring cash impacts	-	-	-	-	-	248.2	248.2
Adj. net cash generated (used by) operating activities	879.0	932.9	(14.2)	(183.2)	235.3	497.5	535.4

Net additions to property, plant and equipment	(82.5)	(289.9)	(76.1)	(112.3)	(125.9)	(75.3)	(389.6)
Additions to intangible assets	(129.2)	(427.6)	(111.2)	(126.7)	(129.9)	(137.2)	(505.0)
Adjusted Free Cash Flow	667.3	215.4	(201.5)	(422.2)	(20.5)	285.0	(359.2)
(1) Net of financial investments: 4Q15 82.6, 2015 70.4, 1Q16 145.8, 2Q16 178.2, 3Q16 (66.4), 4Q16 50.1, 2016 307.7

Net additions to total PP&E for 4Q16 and 2016 were US$ 75.3 million and US$ 389.6 million, respectively, including values related to spare parts pool programs, aircraft under lease or available for lease, CAPEX, and proceeds from sale of PP&E. Of the total additions to PP&E in 4Q16, CAPEX amounted to US$ 60.7 million, and in 2016 the Company’s CAPEX was US$ 232.3 million. A portion of the reported CAPEX includes investments related to certain contracted capital expenditures on equipment and facilities, primarily in the Defense & Security segment. These expenditures are included in the terms and conditions of their respective contracts and were not considered in the Company’s CAPEX Outlook of US$ 275 million for 2016. This contracted CAPEX totaled US$ 9.8 million in 4Q16 and US$ 31.3 million for the full year, as outlined in the table below. Excluding these expenditures, the CAPEX for 2016 was US$ 201.0 million, which was below the Company’s outlook for the year of US$ 275 million.

In 4Q16, Embraer invested a total of US$ 137.2 million in product development. For the full year, the Company invested US$ 505.0 million in product development, partially offset by US$ 123.9 million in contributions from suppliers, yielding net capitalized development investment of US$ 381.1 million for 2016, which was higher than the Company’s guidance of US$ 325 million for the year. The majority of the development spending for 2016 was related to the E-Jets E2 commercial jet program, which continues to progress according to schedule.

4

in millions of U.S.dollars
	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016
CAPEX	73.2	246.3	36.5	61.5	73.6	60.7	232.3
Contracted CAPEX (Included in CAPEX)	27.8	58.2	3.1	5.8	12.5	9.8	31.3
Additions of aircraft available for or under lease	8.0	23.6	25.7	31.7	27.8	9.5	94.7
Additions of Pool programs spare parts	15.4	71.6	13.9	19.2	24.5	7.9	65.5
PP&E	96.6	341.5	76.1	112.4	125.9	78.1	392.5
Proceeds from sale of PP&E	(14.1)	(51.6)	-	(0.1)	-	(2.8)	(2.9)
Net Additions to PP&E	82.5	289.9	76.1	112.3	125.9	75.3	389.6

in millions of U.S.dollars
	4Q15	2015	1Q16	2Q16	3Q16	4Q16	2016
Additions to intangible	129.2	427.6	111.2	126.7	129.9	137.2	505.0
Contributions from suppliers	(5.4)	(140.0)	(98.9)	-	(25.0)	-	(123.9)
Development (Net of contributions from suppliers)	123.8	287.6	12.3	126.7	104.9	137.2	381.1
Research	14.9	41.7	6.6	10.3	11.9	18.8	47.6
R&D	138.7	329.3	18.9	137.0	116.8	156.0	428.7

The Company’s total debt increased US$ 229.4 million to US$ 3,759.9 million in 4Q16 compared to US$ 3,530.5 million in 4Q15. Short-term debt at the end of 4Q16 was US$ 510.3 million and long-term debt was US$ 3,249.6 million. The average loan maturity of the Company’s debt at the end of 4Q16 declined to 5.3 years from the 6.2 years reported in 4Q15, and is in line with Embraer’s business cycle. The cost of Dollar denominated loans at the end of 2016 was 5.12% p.a. compared to 5.26% p.a. at the end of 2015. The cost of Real denominated loans decreased from 6.43% at the end of 2015 to 5.00% p.a. at the end of 2016.

The Company’s EBITDA over the last 12 months (EBITDA LTM) to financial expenses (gross) for 2016 decreased to 2.46 relative to last year’s value of 3.52. At year-end 2016, 22% of total debt was denominated in Reais, vs. 23% at the end of 2015.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 4Q16, 58% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its 2017 cash flow exposure. The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reaiswhile approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2017, around 45% of the Company’s Realcash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.40. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 3.76.

5

operational balance sheet accounts

in millions of U.S.dollars
FINANCIAL POSITION DATA	(2)	(1)	(2)
	2015	3Q16	2016
Trade accounts receivable	783.4	720.2	665.4
Customer and commercial financing	56.2	27.6	37.4
Inventories	2,314.6	2,838.8	2,496.4
Property, plant and equipment	2,027.4	2,145.7	2,154.2
Intangible	1,405.4	1,574.4	1,664.6
Trade accounts payable	1,034.9	1,125.9	952.1
Advances from customers	907.9	937.1	856.2
Total shareholders' equity	3,843.7	3,783.7	3,941.2
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

The principal reason for the lower adjusted operating cash flow generation in 2016 as compared to 2015 was due to higher working capital investment, as previously mentioned above. Inventories increased US$ 181.8 million from US$ 2,314.6 million at the end of 2015 to US$ 2,496.4 million at the end of 2016. The increase in inventories was anticipated in our guidance revision in 2Q16, given softer demand for executive jets, thereby increasing the number of both new and used aircraft in inventory. We expect to sell a portion of these jets over the course of 2017. Other impacts on cash flow during 2016 included a decrease in trade accounts payable of US$ 82.8 million from the end of 2015 to US$ 952.1 million at the end of 2016, as well as a decline of US$ 51.7 million in advances from customers to end 2016 at US$ 856.2 million. This was partially offset by a decline in trade accounts receivable from US$ 783.4 million at the end of 2015 to US$ 665.4 million at the end of 2016 as the Company continued to receive payment for certain contracts in the Defense & Security segment. Embraer ended 2016 with the lowest accounts receivable balance since the end of 2013.

Intangibles increased US$ 259.2 million, from US$ 1,664.6 million at the end of 4Q15 to US$ 1,664.6 million at the end of 4Q16 as a consequence of continued investments in product development. Property, plant and equipment ended 4Q16 at US$ 2,154.2 million, compared to the US$ 2,027.4 million at the end of 4Q15.

Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog decreased US$ 2.9 billion during 2016 to end the year at US$ 19.6 billion.

6

segment Results

The Commercial Aviation segment represented 50.9% of consolidated revenues in 4Q16, lower than the 53.8% reported in the same period last year on slightly lower revenues on a year-over-year basis in 4Q16. The portion of Executive Jets revenues decreased from 36.0% in 4Q15 to 33.0% in 4Q16, also on a decline in revenues as compared to 4Q15. The share of Defense & Security revenues increased from 9.6% in 4Q15 to 15.7% in 4Q16 in response to a stronger average Real in the quarter as compared to 4Q15 and the lack of cost base revisions in 4Q16. Other segment revenues as a percentage of total 4Q16 revenues were 0.4% versus 0.6% in the prior year period. For fiscal year 2016, Commercial Aviation revenues constituted 56.7% of the total, Executive Jets revenues were 27.8%, Defense & Security revenues were 15.0%, and Other segment revenues were 0.5% of the Company’s total.

in millions of U.S.dollars
NET REVENUES	(1)		(1)		(1)		(2)		(2)
BY SEGMENT	3Q16%		4Q15%		4Q16%		2015	%	2016	%
Commercial Aviation	926.9	61.3	1,115.3	53.8	1,031.8	50.9	3,348.7	56.5	3,527.0	56.7
Executive Jets	366.6	24.2	746.1	36.0	669.5	33.0	1,718.6	29.0	1,730.5	27.8
Defense & Security	215.5	14.2	199.7	9.6	318.5	15.7	811.1	13.7	932.7	15.0
Others	5.3	0.3	13.3	0.6	8.0	0.4	49.7	0.8	27.3	0.5
Total	1,514.3	100.0	2,074.4	100.0	2,027.8	100.0	5,928.1	100.0	6,217.5	100.0
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

Commercial Aviation

In 4Q16 and 2016 Embraer delivered 32 and 108 commercial aircraft, respectively, as shown below:

DELIVERIES	3Q16	4Q15	4Q16	2015	2016
Commercial Aviation	29	33	32	101	108
EMBRAER 170	-	2	-	2	-
EMBRAER 175	24	20	26	82	90
EMBRAER 190	4	5	3	8	11
EMBRAER 195	1	6	3	9	7

In December 2016, Embraer reached a milestone with the E-Jets — the delivery of the 1,300th aircraft. The E-Jet model E195 was delivered to Tianjin Airlines, the largest E-Jet operator in Asia and also a member of the customer base of the second generation of the E-Jets.

Embraer also signed a firm contract with United Airlines for 24 E175 jets. This order represents a transfer of 24 E175 jets previously allocated to Republic Airways Holdings (Republic), which were included in Embraer's order book and were canceled. The 24 aircraft to United Airlines are scheduled to be delivered in 2017. The contract has a total value of US$ 1.08 billion, at list price. This movement is reflected in Embraer's results for the fourth quarter of 2016, with no incremental impact on the Company's order book.

In the fourth quarter of 2016, during the Istanbul Airshow, Embraer announced, along with Aercap, another new operator of the E-Jets E2 family. AerCap will lease three E190-E2s and two E195-E2s to Turkey-based Borajet.

Also in the fourth quarter of 2016, on approval of the E170 and E175 jets for operation in Russia, Embraer added S7 Airlines to the E-Jets customer base. The airline plans to expand the regional network and increase connectivity in the region that is now concentrated in Moscow.

The E-Jets E2 development program remains as planned. In addition to the E190-E2 already in the testing phase, the E195-E2 is taking shape. The landing gear for the first aircraft was delivered in November and the wing was attached to the fuselage.

7

With respect to services, Embraer announced the expansion of its pool program. The company disclosed new contracts with Airlink (South Africa), People’s ViennaLine (Austria) and Eastern Airways (United Kingdom). Embraer’s pool program is currently supporting more than 50% of ERJ customers and 65% of E-Jets customers worldwide.

In the segment of commercial jets with 70 to 130 seats, Embraer maintains its leadership with more than 50% of the sales and 60% of the deliveries on the world market.

COMMERCIAL AVIATION
BACKLOG	Firm Orders	Options	Total	Deliveries	Firm Backlog
E170	193	6	199	190	3
E175	525	244	769	421	104
E190	590	55	645	534	56
E195	166	3	169	154	12
E175-E2	100	100	200	-	100
E190-E2	85	107	192	-	85
E195-E2	90	80	170	-	90
TOTAL E-JETS	1,749	595	2,344	1,299	450

The value of the firm order backlog in Commercial Aviation at the end of 2016 was US$ 13.8 billion.

Executive JETS

The Executive Jets segment delivered 25 light and 18 large jets, totaling 43 aircraft in 4Q16, two units less than the same period of 2015. When comparing full year deliveries, 2016 total deliveries of 117 aircraft was a slight decline compared to the 120 total deliveries in 2015.

DELIVERIES	3Q16	4Q15	4Q16	2015	2016
Executive Aviation	25	45	43	120	117
Light Jets	13	25	25	82	73
Large Jets	12	20	18	38	44

During the fourth quarter of 2016, Embraer unveiled a new version of its Legacy 650 large business jet, the Legacy 650E. Featuring automation and technology updates, the aircraft now carries an unprecedented 10-year or 10,000-flight hour warranty, which is the longest in the business jet industry.

Also during the fourth quarter, Middle East Airlines (MEA) confirmed at the Middle East and North Africa Business Aviation (MEBAA) show in Dubai the purchase of a second Embraer Legacy 500 business jet for its private-jet affiliate, Cedar Executive. The second aircraft is expected to enter into service in mid-2017. Cedar Executive is based at Rafic Hariri International Airport – Beirut. The company started its operations with a brand-new Legacy 500 delivered in January 2016.

With regards to deliveries, NetJet received the 700th Phenom family aircraft in November. In December, Embraer delivered the first Melbourne, Florida assembled Legacy 450, as well as two Phenom 300s to Chinese customer Colorful Yunnan.

At the end of 2016, Embraer had US$ 1.3 billion in firm orders of executive jets in its backlog.

8

Defense & security

In the fourth quarter of 2016, Embraer Defense & Security delivered four Super Tucanos to the Republic of Mali. The aircraft will be used for advanced training missions, border surveillance and internal security missions. Three aircraft were also delivered under the Light Air Support Program (LAS), of the United States Air Force, to the Republic of Lebanon.

In October, Atech Negócios em Tecnologias S.A signed two contracts related to modernization and evolution of systems for air traffic control in Brazil: SAGITARIO (Advanced Management System for Air Traffic Information Reporting) and SIGMA (Integrated System of Management of Air Movements). Atech also signed a contract for the deployment of aerial synthesis at Guarulhos Airport. In December, as part of the modernization of aeronautical communication networks, Atech signed a contract for the implementation of the simulator LQCEA (Laboratory for Qualification of Systems and Elements of VoIP Network - ATN Network).

In November, the KC-390 program reached an important milestone with the receipt of the Provisional Type Certificate for the Basic Vehicle. This was issued by the Institute of Industrial Development and Coordination, the Brazilian Air Force’s organization responsible for military certification, attesting that the KC-390, in its basic configuration, meets the requirements of the certification base.

The testing and certification campaign is progressing as planned, with the KC-390 scheduled to receive Initial Operational Capability (IOC) in the second half of 2017 and Final Operational Capability (FOC) in the second half of 2018. The two prototypes of the KC-390 had accumulated more than 740 flight hours by the end of 2016. Embraer has begun production of the first aircraft for the Brazilian Air Force, to be delivered in the first half of 2018.

The Geostationary Defense and Strategic Communications Satellite (SGDC), under the responsibility of Visiona Tecnologia Espacial, concluded its satellite and control center test phases in 4Q16, and they are now ready for the satellite launch. In addition, Visiona signed contracts for the monitoring project of the Amazon region with INPE (National Space Research Institute), as well as with Concert Technologies for the monitoring of transmission lines with satellites.

In December, the second out of six modified Legacy 500 aircraft was delivered to the Special Flight Inspection Group (GEIV) of the Brazilian Air Force. The jets will be used for calibration and accreditation support of navigation at Brazilian airports.

Regarding the Brazilian Air Force's F-39 Program, the Gripen Design Development Network (GDDN) was inaugurated in Gavião Peixoto (SP) in November. By the end of 2016, more than 100 Embraer engineers had been sent to Sweden to participate in the technology transfer process.

Embraer Defense & Security closed the year with US$ 4.5 billion in value of its firm order backlog.

class action UPDATE

In August, 2016, a putative securities class action was filed in a U.S. court against the Company and certain of its former and current executives. In October, 2016, a federal Court in New York appointed a lead plaintiff and a leading counsel for the putative class action. In December 2016, lead plaintiff filed an amended complaint. The Court has not yet issued a briefing schedule for the motion to dismiss and other procedural aspects of the case. So far the Company believes that there is no adequate base to estimate provisions related to this matter.

9

2017 GUIDANCE: NET REVENUES, MARGINS, INVESTMENTS AND FREE CASH FLOW

In 2017, Embraer will continue to invest in new products to sustain long-term attractiveness of its Aerospace and Defense portfolio. Notwithstanding, the Company expects to continue its focus on cost control that will translate to higher profitability and competitiveness. The combination of modern products and financial discipline are important pillars to face the current market environment.

For the Commercial Aviation segment, a smooth transition from the first generation of E-Jets to the E-Jets E2 remains on track with the entry into service (EIS) of the first E2 model, the E190-E2, planned for the first half of 2018. Embraer expects commercial jet deliveries to remain near the levels of recent years, with deliveries in a range of 97 to 102 jets. Given recent order activity, in which Embraer captured the majority share from US carriers in the regional market, deliveries of the E175 jet model are likely to continue to represent the majority of 2017 deliveries.

For the Executive Jets segment, Embraer remains cautiously optimistic with a still challenging market for pre-owned aircraft affecting demand for new executive jets. The U.S. market remains the most important region as emerging markets continue to exhibit relatively stagnant market conditions. The Company foresees the total new aircraft market to be relatively flat in 2017 as compared to 2016, and Embraer’s deliveries and revenues in the segment should be stable in 2017 while the Company works to improve the segment’s profitability through cost cutting initiatives.

With respect to the Defense & Security segment, the KC-390 program remains on track, achieving important milestones and higher maturity levels in the certification campaign. In the other Defense & Security programs, such as the Border Monitoring system (SISFRON), Super Tucano LAS, and satellite programs, the Company should continue to execute and advance as planned.

In light of the scenario above, in 2017 Embraer expects to deliver 97 to 102 commercial jets, 70 to 80 light executive jets and 35 to 45 large executive jets (including Legacy 500 and Legacy 450 deliveries, which are considered as part of large jets).

2017 - DELIVERIES OUTLOOK
Commercial Aviation	97	-	102
Executive Jets	105	-	125
Light	70	-	80
Large	35	-	45

Total Revenues are expected to be between US$ 5.7 billion and US$ 6.1 billion. The expected revenue contribution from each business segment for 2017 is as follows: 56% from Commercial Aviation, 28% from Executive Jets, 15% from Defense & Security and 1% from Other businesses.

2017 - NET REVENUE OUTLOOK
(US$ BILLION)
Commercial Aviation	$3.25	-	$3.40
Executive Jets	$1.60	-	$1.75
Defense & Security	$0.80	-	$0.90
Others	$0.05	-	$0.05
EMBRAER	$5.70	-	$6.10

In 2016, Embraer launched a cost reduction program, with the objective of reducing annual recurring costs by US$ 200 million. Embraer has already completed a voluntary dismissal program and adjusted 2017 operating budgets across all areas of the Company, which are expected to improve 2017 consolidated margins. Higher

10

efficiency in the Executive Jets segment and more stable revenues in Defense & Security, with lower volatility in the Brazilian Real to U.S. dollar exchange rate, are also drivers of margin expansion. As a result of these factors, the Company expects to achieve EBIT margin of between 8.0% and 9.0% (from US$ 450 million to US$ 550 million in EBIT) and EBITDA margin of between 13.5% and 14.5% (from US$ 770 million to US$ 890 million in EBITDA) in 2017.

2017 - EBIT & EBITDA OUTLOOK
(US$ MILLION)
EBIT	$450	-	$550
EBIT Margin	8.0%	-	9.0%
EBITDA	$770	-	$890
EBITDA Margin	13.5%	-	14.5%

The Company expects 2017 Investments to reach US$ 650 million. Research will represent US$ 50 million, Product development will represent US$ 400 million, and CAPEX will represent US$ 200 million. The majority of the Company’s investments are related to the development of the E2 family of commercial jets.

As a consequence of the Company’s outlook for revenues, operating profit and investments as well as other factors such as working capital needs for the entry into service of the E190-E2 in the first half of 2018, we expect 2017 Free Cash Flow to be greater than negative US$ 150 million.

2017 - INVESTMENTS &
FREE CASH FLOW OUTLOOK (US$ MILLION)
Research	$50
Development	$400
Capex	$200
Total Investments	$650

Free Cash Flow	> ($150) Million

This Outlook is based on assumptions which are subject to various factors, many of which are not and neither will be under the control of the Company.

11

 Reconciliation OF IFRS and “non gaap” information

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(2)	(2)
LTM* (IFRS)	3Q16	2015	2016
Net Income Attributable to Embraer	83.2	69.2	166.1
Noncontrolling interest	4.0	11.6	1.7
Income tax (expense) income	(112.9)	255.4	(8.7)
Financial income, net	23.6	22.9	51.4
Foreign exchange loss, net	(2.0)	(27.6)	(4.5)
Depreciation and amortization	313.6	283.0	330.1
EBITDA LTM	309.5	614.5	536.1
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
* Last Twelve Months

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)	(2)	(2)
	3Q16	4Q15	4Q16	2015	2016
Net Income (loss) Attributable to Embraer	(33.7)	111.2	195.2	69.2	166.1
Noncontrolling interest	1.2	2.8	0.5	11.6	1.7
Income tax (expense) income	(16.5)	(48.3)	55.9	255.4	(8.7)
Financial income, net	21.0	7.1	34.9	22.9	51.4
Foreign exchange loss, net	(0.9)	(7.5)	(9.9)	(27.6)	(4.5)
Depreciation and amortization	83.2	85.4	101.9	283.0	330.1
EBITDA	54.3	150.7	378.5	614.5	536.1
EBITDA Margin	3.6%	7.3%	18.7%	10.4%	8.6%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

12

in millions of U.S.dollars
ADJUSTED EBIT RECONCILIATION	(1)	(1)	(1)	(2)	(2)
	3Q16	4Q15	4Q16	2015	2016
Operating profit (loss) before financial income (EBIT)	(28.9)	65.3	276.6	331.5	206.0
Provision for voluntary redundancy scheme	118.1	-	(0.8)	-	117.3
Impact of Penalty Provision	5.5	-	22.5	-	228.0
Provisions for financial guarantees related to Republic	-	100.9	(52.2)	100.9	(52.2)
Adjusted EBIT	94.7	166.2	246.1	432.4	499.1
Adjusted EBIT Margin %	6.3%	8.0%	12.1%	7.3%	8.0%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

in millions of U.S.dollars
ADJUSTED EBITDA RECONCILIATION	(1)	(1)	(1)	(2)	(2)
	3Q16	4Q15	4Q16	2015	2016
EBITDA	54.3	150.7	378.5	614.5	536.1
Provision for voluntary redundancy scheme	118.1	-	(0.8)	-	117.3
Impact of Penalty Provision	5.5	-	22.5	-	228.0
Provisions for financial guarantees related to Republic	-	100.9	(52.2)	100.9	(52.2)
Adjusted EBITDA	177.9	251.6	348.0	715.4	829.2
Adjusted EBITDA Margin %	11.7%	12.1%	17.2%	12.1%	13.3%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables above.

in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1)	(1)	(1)	(2)	(2)
	3Q16	4Q15	4Q16	2015	2016
Net Income (loss) Attributable to Embraer	(33.7)	111.2	195.2	69.2	166.1
Net change in Deferred income tax & social contribution	(10.8)	(148.1)	26.4	136.2	(146.5)
After-tax provision for voluntary redundancy scheme	77.9	-	(0.6)	-	77.4
Impact of Penalty Provision	5.5	-	22.5	-	228.0
After-tax provisions for financial guarantees	-	66.6	(34.5)	66.6	(34.5)
Adjusted Net Income	38.9	29.7	209.1	272.0	290.5
Adjusted Net Margin	5.2%	1.4%	10.3%	4.6%	4.7%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

13

Some Financial Ratios based on “non GAAP” information

CERTAIN FINANCIAL RATIOS - IFRS	(1)	(1)	(1)
	2015	3Q16	2016
Total debt to EBITDA (i)	5.45	11.01	7.01
Net cash to EBITDA (ii)	0.01	(1.88)	(1.07)
Total debt to capitalization (iii)	0.48	0.50	0.49
LTM EBITDA to financial expense (gross) (iv)	3.52	1.46	2.46
LTM EBITDA (v)	614.5	309.5	536.1
LTM Interest and commissions on loans (vi)	174.6	211.8	218.2
(1) Derived from unaudited financial information.

(i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

14

FINANCial statements

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)
	(1)		(2)
	Three months ended on		Twelve months ended on
	31 Dec, 2015	31 Dec, 2016	31 Dec, 2015	31 Dec, 2016

Revenue	2,074.4	2,027.8	5,928.1	6,217.5
Cost of sales and services	(1,724.7)	(1,620.6)	(4,816.8)	(4,980.7)

Gross profit	349.7	407.2	1,111.3	1,236.8
Operating Income (Expense)
Administrative	(49.6)	(44.0)	(182.0)	(164.3)
Selling	(96.9)	(81.4)	(361.6)	(368.6)
Research	(14.9)	(18.8)	(41.7)	(47.6)
Other operating income (expense), net	(122.7)	13.7	(194.2)	(450.0)
Equity in gain or losses of associates	(0.3)	(0.1)	(0.3)	(0.3)

Operating profit (loss) before financial income	65.3	276.6	331.5	206.0
Financial expenses, net	(7.1)	(34.9)	(22.9)	(51.4)
Foreign exchange gain, net	7.5	9.9	27.6	4.5

Profit before taxes on income	65.7	251.6	336.2	159.1
Income tax (expense) income	48.3	(55.9)	(255.4)	8.7

Net Income	114.0	195.7	80.8	167.8
Attributable to:
Owners of Embraer	111.2	195.2	69.2	166.1
Noncontrolling interest	2.8	0.5	11.6	1.7

Weighted average number of shares (in thousands)
Basic	730.2	735.6	730.2	735.6
Diluted	733.6	736.3	733.6	737.3

Earnings per share
Basic	0.1523	0.2658	0.0947	0.2258
Diluted	0.1516	0.2652	0.0943	0.2253

Earnings per share - ADS basic (US$)	0.6091	1.0634	0.3787	0.9032
Earnings per share - ADS diluted (US$)	0.6063	1.0609	0.3772	0.9012
(1) Derived from unaudited financial statements.
(2) Derived from audited financial statements.

15

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)
	(1)		(2)
	Three Months Ended		Twelve Months Ended
	31 Dec, 2015	31 Dec, 2016	31 Dec, 2015	31 Dec, 2016

Operating activities
Net income	114.0	195.7	80.8	167.8
Items not affecting cash and cash equivalents
Depreciation	36.8	57.2	161.9	194.5
Government grants depreciation	-	(3.1)	-	(3.1)
Amortization	61.5	57.0	154.9	173.9
Amortization contribution from suppliers	(12.9)	(12.3)	(33.8)	(38.3)
Allowance (reversal) for inventory obsolescence	(3.0)	(16.0)	7.6	(23.9)
Provision (reversal) for adjustment to market value	(5.3)	63.8	(5.8)	82.8
Provision (reversal) allowance for doubtful accounts	0.7	(1.2)	7.4	11.4
Gains on fixed assets disposal	23.9	11.7	49.6	19.6
Deferred income tax and social contribution	(148.1)	26.4	136.2	(146.5)
Accrued interest	17.3	(17.1)	32.4	(13.1)
Interest over marketable securities	-	(31.9)	-	(52.5)
Equity in the losses of associates	0.2	0.1	0.3	0.3
Share-based remuneration	0.5	0.3	2.3	1.4
Foreign exchange loss, net	(6.0)	(9.8)	(31.3)	(12.7)
Residual value guarantee	10.0	2.9	0.3	27.5
Accounts payable for penalties	-	(146.9)	-	58.6
Provision for voluntary redundancy scheme	-	(89.8)	-	28.2
Other	(2.3)	(0.5)	(10.3)	(1.1)
Changes in assets
Financial investments	(82.6)	(50.2)	(70.4)	(307.7)
Derivative financial instruments	(28.1)	0.6	0.4	(21.6)
Collateralized accounts receivable and accounts receivable	74.9	32.4	(73.2)	156.0
Customer and commercial financing	(1.4)	(9.8)	12.4	18.8
Inventories	468.1	368.8	137.2	(136.9)
Other assets	(35.5)	242.5	(208.9)	103.7
Changes in liabilities
Trade accounts payable	53.0	(174.0)	72.1	(93.8)
Non-recourse and recourse debt	(13.0)	(7.7)	(15.2)	(10.9)
Other payables	(5.4)	(40.6)	(71.1)	(30.3)
Contribution from suppliers	5.4	-	140.0	123.9
Advances from customers	46.6	(81.4)	136.1	(97.9)
Taxes and payroll charges payable	89.4	(164.5)	63.0	(153.1)
Financial guarantees	79.6	(53.1)	54.8	(87.6)
Other provisions	(15.5)	60.8	24.1	51.1
Unearned income	73.6	(11.0)	108.7	(9.0)
Net cash generated by operating activities	796.4	199.3	862.5	(20.5)
Investing activities
Additions to property, plant and equipment	(96.6)	(78.1)	(341.5)	(392.5)
Proceeds from sale of property, plant and equipment	14.1	2.8	51.6	2.9
Additions to intangible assets	(129.2)	(137.3)	(427.6)	(505.0)
Investments in associates	(1.1)	(0.3)	(1.3)	(2.6)
Proceeds from held to maturity securities	-	(128.4)	-	(74.3)
Loans	(482.5)	1.5	(702.8)	(12.3)
Dividends Received	-	-	-	0.1
Restricted cash reserved for construction of assets	4.2	-	4.2	4.1
Net cash used in investing activities	(691.1)	(339.8)	(1,417.4)	(979.6)
Financing activities
Proceeds from borrowings	391.3	149.5	1,696.9	576.2
Repayment of borrowings	(280.8)	(198.0)	(419.2)	(523.7)
Dividends and interest on own capital	(7.4)	(3.9)	(60.9)	(28.2)
Proceeds from stock options exercised	1.4	0.2	7.2	1.7
Acquisition of own shares		-	-	(17.1)
Net cash generated (used) by financing activities	104.5	(52.2)	1,224.0	8.9
Increase (Decrease) in cash and cash equivalents	209.8	(192.7)	669.1	(991.2)
Effects of exchange rate changes on cash and cash equivalents	1.2	(21.3)	(216.6)	67.2
Cash and cash equivalents at the beginning of the period	1,954.5	1,455.5	1,713.0	2,165.5
Cash and cash equivalents at the end of the period	2,165.5	1,241.5	2,165.5	1,241.5
(1) Derived from unaudited financial statements.
(2) Derived from audited financial statements

16

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)
A S S E T S	(1)	(1)
	As of December 31,	As of December 31,
	2015	2016
Current assets
Cash and cash equivalents	2,165.5	1,241.5
Financial investments	622.6	1,775.5
Trade accounts receivable, net	781.9	665.4
Derivative financial instruments	5.2	21.0
Customer and commercial financing	10.8	8.5
Collateralized accounts receivable	91.4	142.8
Inventories	2,314.6	2,496.4
Income tax and Social Contribution	130.2	80.7
Other assets	289.4	349.9
	6,411.6	6,781.7
Non-current assets
Financial investments	749.6	168.2
Trade accounts receivable	1.5	-
Derivative financial instruments	9.2	11.1
Customer and commercial financing	45.4	28.9
Collateralized accounts receivable	316.6	180.5
Guarantee deposits	577.3	511.4
Deferred income tax	4.5	3.4
Other assets	119.8	156.7
	1,823.9	1,060.2

Investments	1.2	3.9
Property, plant and equipment, net	2,027.4	2,154.2
Intangible assets	1,405.4	1,664.6
	5,257.9	4,882.9

TOTAL ASSETS	11,669.5	11,664.6
(1) Derived from audited financial information.

17

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)
LIABILITIES	(1)	(1)
	As of December 31,	As of December 31,
	2015	2016
Current liabilities
Trade accounts payable	1,034.9	952.1
Loans and financing	219.4	510.3
Non-recourse and recourse debt	10.1	22.9
Other payables	291.1	379.5
Advances from customers	743.8	716.4
Derivative financial instruments	12.3	8.4
Taxes and payroll charges payable	70.8	43.6
Income tax and social contribution	118.1	25.9
Financial guarantee and residual value	161.5	49.7
Provisions	95.7	135.8
Dividends payable	2.7	24.8
Unearned income	320.0	311.5
	3,080.4	3,180.9
Non-current liabilities
Loans and financing	3,311.1	3,249.6
Non-recourse and recourse debt	374.7	351.0
Other payables	39.6	16.9
Advances from customers	164.1	139.8
Taxes and payroll charges payable	80.6	67.9
Deferred income tax and social contribution	417.3	263.3
Financial guarantee and residual value	131.6	161.1
Provisions	108.9	179.0
Unearned income	117.5	113.9
	4,745.4	4,542.5

TOTAL LIABILITIES	7,825.8	7,723.4

Shareholders' equity
Capital	1,438.0	1,438.0
Treasury shares	(38.4)	(49.1)
Revenue reserves	2,456.3	2,566.1
Share-based remuneration	35.4	36.8
Accumulated Other Comprehensive Loss	(149.5)	(143.0)
	3,741.8	3,848.8
Non-controlling interest	101.9	92.4
Total company's shareholders' equity	3,843.7	3,941.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,669.5	11,664.6
(1) Derived from audited financial information.

18

Investor Relations

Eduardo Couto, Chris Thornsberry, Caio Pinez, Nádia Santos, Paulo Ferreira and Viviane Pinheiro.

(+55 12) 3927- 1000

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q16 Results on Thursday, March 9, 2017 at 12:30PM (SP) / 10:30AM (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574 Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 60338271

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q16 Results on Thursday, March 9, 2017 at 12:30PM (SP) / 10:30AM (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 60338271

ABOUT EMBRAER

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit www.embraer.com.br

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer